

Mail Stop 3030

August 23, 2017

Via E-mail
Michael J. McKenney
Chief Financial Officer
Kadant Inc.
One Technology Park Drive
Westford, Massachusetts 01886

> **Re: Kadant Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 15, 2017**
> **File No. 001-11406**

Dear Mr. McKenney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition

Results of Operations, page 24

1.   Throughout this section you present measures that exclude the effect of one or both of (i) the PAAL acquisition and (ii) foreign currency translation but you do not identify these measures as non-GAAP, nor do you provide the reconciliations to the most directly comparable GAAP measures and the qualitative disclosures required by Item 10(e) of Regulation S-K. Please revise your presentations in future filings to comply with that guidance.

Consolidated Financial Statements

Consolidated Balance Sheet, page F-4

2. Revise the statements in future filings to clearly state the dates as of which you are presenting the amounts, e.g., as of December 31, 2016. Please refer to Item 8 of Form 10-K and Rule 3-01 of Regulation S-X which ask that you present audited financial statements as of a certain date. This comment also applies to the various tables presented in your financial statements.

Consolidated Statements of Operations, page F-5

3. You present income (loss) from discontinued operations in these statements and throughout the filing, but we note no disclosure explaining the transactions reflected in that caption. When you present discontinued operations in future filings include a note to the financial statements to briefly describe the transactions. See the disclosure requirements of ASC 205-20-50. If material, revise Management's Discussion and Analysis to discuss the transactions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dennis Hult at 202 551-3618 or me at 202 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202 551-6947 or Russell Mancuso, Legal Branch Chief, at 202 551-3617 with any other questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery